news release

ARCELORMITTAL REPORTS SECOND QUARTER 2010 RESULTS

Luxembourg, July 28, 2010 - ArcelorMittal (referred to as “ArcelorMittal” or the “Company”) (MT (New York, Amsterdam, Paris, Brussels, Luxembourg), MTS (Madrid)), the world’s leading steel company, today announced results1 for the three months and six month periods ended June 30, 2010.

Highlights for the three months ended June 30, 2010:
•	Health and Safety frequency rate2 marginally improved compared with Q1 2010
•	EBITDA3 of $3.0 billion in Q2 2010, up 59% compared to Q1 2010
•	Net debt4 decreased by $0.4 billion to $20.3 billion during Q2 2010 primarily due to foreign exchange impacts

Performance and industrial plan:
•	Capacity utilization increased to 78% in Q2 2010 from 72% in Q1 2010
•	$3.0 billion of annualized sustainable cost reduction achieved by the end of Q2 2010

Guidance for the three months ended September 30, 2010:
•	EBITDA expected to be between $2.1 billion – $2.5 billion
•	Capacity utilization is expected to decrease to approximately 70% due to seasonal slowdown

Performance and industrial plan:
•	ArcelorMittal is assessing the spin-off of its stainless steel segment to its shareholders

Financial highlights (on the basis of IFRS1, amounts in USD):

(USDm) unless otherwise shown	2Q 10	1Q 10	2Q 09	6M 10	6M 09
Sales	$21,651	$18,652	$15,176	$40,303	$30,298
EBITDA	3,002	1,888	1,221	4,890	2,104
Operating Income / (Loss)	1,723	686	(1,184)	2,409	(2,667)
Net Income / (Loss)	1,704	679	(792)	2,383	(1,855)

Iron Ore Production (Mt)	16.4	15.8	12.1	32.2	24.0
Crude Steel Production (Mt)	24.8	23.1	15.9	47.9	31.1
Steel Shipments (Mt)	22.8	21.5	17.0	44.3	32.9
EBITDA/tonne (US$/t)	132	88	72	110	64
Operating Income (loss)/tonne (US$/t)	76	32	(70)	54	(81)
Basic Earnings per share (USD)	1.13	0.45	(0.57)	1.58	(1.34)

Commenting, Mr. Lakshmi N. Mittal, Chairman and CEO, ArcelorMittal, said:

“The improved performance in the second quarter is in line with our expectations and reflects the continued slow and progressive recovery.  Although the third quarter will be impacted by a combination of seasonal factors and the effects of the economic slowdown in China, underlying demand continues to show improvement. The challenge for the second half of the year will be to pass on the full extent of cost increases to our customers.

Separately, we are assessing the spin-off of our stainless division from the remainder of the group.  We have confidence in the future of the stainless business and believe that the creation of a separately focussed company will create additional value for all shareholders.”

Forward-Looking Statements

This document may contain forward-looking information and statements about ArcelorMittal and its subsidiaries. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target” or similar expressions. Although ArcelorMittal’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of ArcelorMittal’s securities are cautioned that forward-looking information and statements are subject to numerous risks and uncertainties, many of which are difficult to predict and generally beyond the control of ArcelorMittal, that could cause actual results and developments to differ materially and adversely from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the filings with the Luxembourg Stock Market Authority for the Financial Markets (Commission de Surveillance du Secteur Financier) and the United States Securities and Exchange Commission (the “SEC”) made or to be made by ArcelorMittal, including ArcelorMittal’s Annual Report on Form 20-F for the year ended December 31, 2009 filed with the SEC. ArcelorMittal undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

ARCELORMITTAL SECOND QUARTER 2010 RESULTS
ArcelorMittal, the world’s leading steel company, today announced results for the three months ended June 30, 2010.

Corporate responsibility performance and initiatives

Health and safety - Own personnel and contractors lost time injury frequency rate2

Total safety performance in steel and mining operations, based on own personnel figures and contractors lost time injury frequency rate, improved to 1.8 for the second quarter of 2010 as compared to 1.9 in the first quarter of 2010. Significant improvements in the safety performance of our mining operations, Asia Africa and CIS, and Distribution Solutions divisions (formerly known as Steel Solutions and Services) were offset by deterioration in the Flat Carbon Europe, Long Carbon Americas and Europe and Stainless Steel divisions.

Own Personnel and contractors - Frequency Rate
Lost time injury frequency rate	2Q 10	1Q 10	2Q 09	6M 10	6M 09
Total Mines	1.6	1.8	3.1	1.7	2.7

Lost time injury frequency rate	2Q 10	1Q 10	2Q 09	6M 10	6M 09
Flat Carbon Americas	1.9	1.9	1.5	1.9	2.1
Flat Carbon Europe	2.5	2.3	1.4	2.4	1.6
Long Carbon Americas and Europe	2.1	2.0	2.1	2.1	1.9
Asia Africa and CIS	0.6	1.1	0.7	0.8	0.8
Stainless Steel	3.0	2.3	0.5	2.7	0.6
Distribution Solutions	2.4	3.4	4.7	2.9	3.9
Total Steel	1.8	1.9	1.6	1.9	1.7

Lost time injury frequency rate	2Q 10	1Q 10	2Q 09	6M 10	6M 09
Total (Steel and Mines)	1.8	1.9	1.8	1.8	1.8

Key initiatives for the three months ended June 30, 2010

•
ArcelorMittal published its third Group Corporate Responsibility report. The report demonstrates ArcelorMittal’s continued progress toward its goal of delivering safe, sustainable steel, despite the challenges posed by the severe economic downturn.

•
ArcelorMittal announced three dust reduction system technology investments which will bring significant reductions in emissions and reduce effects on the environment. These include a €7 million ($9 million) filter system for de-dusting of the sintering plant at ArcelorMittal Eisenhüttenstadt, Germany and a new dust reduction facility at ArcelorMittal Zenica, Bosnia & Herzegovina ($1 million). ArcelorMittal South Africa also launched a R220 million ($27 million) dust emission control system at the company’s Vereeniging plant.

•
ArcelorMittal, the ArcelorMittal Foundation, the National Fish and Wildlife Foundation, local officials and federal agency partners, recently announced 25 projects (in the United States and Canada) selected to receive a total of $7.6 million in funding through the “Sustain Our Great Lakes” program. The 25 selected projects will help protect, restore and enhance the ecological integrity of the Great Lakes and surrounding region in North America.

Analysis of results for the three months ended June 30, 2010 versus the three months ended March 31, 2010 and the three months ended June 30, 2009

ArcelorMittal recorded net income for the three months ended June 30, 2010 of $1.7 billion, or $1.13 per share, as compared with net income of $0.7 billion, or $0.45 per share, for the three months ended March 31, 2010, and a net loss of $0.8 billion, or $(0.57) per share, for the three months ended June 30, 2009.

Total steel shipments for the three months ended June 30, 2010 were 22.8 million metric tonnes as compared with 21.5 million metric tonnes for the three months ended March 31, 2010, and 17.0 million metric tonnes for the three months ended June 30, 2009.

Sales for the three months ended June 30, 2010 were up 16% at $21.7 billion as compared with $18.7 billion for the three months ended March 31, 2010, and up 43% as compared with $15.2 billion for the three months ended June 30, 2009.  Sales were higher during the second quarter of 2010 as compared to the first quarter of 2010 due to higher volumes (+6%) and higher average steel selling prices (+9%) primarily driven by higher raw material prices.

Operating income for the three months ended June 30, 2010 was $1.7 billion, as compared with $0.7 billion for the three months ended March 31, 2010, and an operating loss for the three months ended June 30, 2009 of $1.2 billion.

Depreciation expense remained flat at $1.2 billion for the three months ended June 30, 2010, March 31, 2010 and June 30, 2009, respectively.

Impairment cost for the three months ended June 30, 2010 was $119 million and resulted from the sale of the Anzherkoye steam coal mine in Russia which was sold in July 2010. No impairments were recorded in the three months ended March 31, 2010.

Operating performance for the three months ended June 30, 2010 included a non-cash gain of $92 million relating to unwinding of hedges on raw material purchases as compared to an $89 million gain recorded in the three months ended March 31, 2010. Operating performance for the three months ended June 30, 2009 had been negatively impacted by exceptional charges amounting to $1.2 billion related to write-downs of inventory ($0.9 billion) and provisions for workforce reductions ($0.3 billion).

Income from equity method investments and other income for the three months ended June 30, 2010 resulted in a gain of $183 million, as compared to gains of $94 million and $11 million for the three months ended March 31, 2010 and June 30, 2009, respectively. The increase in the second quarter of 2010 resulted from improvements in the operating performance of our investees.

Net interest expense (including interest expense and interest income) decreased to $308 million for the three months ended June 30, 2010 from $355 million for the three months ended March 31, 2010, primarily due to the impact of exchange rate fluctuations and one-time interest savings resulting from the early retirement of outstanding debt securities in the United States. Net interest expense for the three months ended June 30, 2009 was $401 million.

During the three months ended June 30, 2010, the Company also recorded a gain of $555 million (compared to a $141 million gain in the first quarter of 2010) primarily as a result of mark-to-market adjustments relating to its convertible bonds issued in 2009.

Foreign exchange and other net financing costs5 for the three months ended June 30, 2010 amounted to $479 million (primarily including a loss of foreign exchange $387 million on deferred tax assets), as compared to $188 million and $142 million for the three months ended March 31, 2010 and June 30, 2009, respectively.

Gains related to the fair value of other derivative instruments for the three months ended June 30, 2010 amounted to $34 million, as compared with losses of $8 million and $20 million for the three months ended March 31, 2010 and June 30, 2009, respectively.

ArcelorMittal recorded an income tax benefit of $0.1 billion for the three months ended June 30, 2010, as compared to an income tax benefit of $0.3 billion for the three months ended March 31, 2010. The income tax benefit for the three months ended June 30, 2009 was $1.2 billion.

Profits attributable to non-controlling interests for the three months ended June 30, 2010 were $79 million as compared with $40 million for the three months ended March 31, 2010. Losses attributable to non-controlling interests for the three months ended June 30, 2009 were $62 million.

Capital expenditure projects

The following tables summarize the Company’s principal growth and optimization projects involving significant capital expenditures.

Completed Projects

Segment	Site	Project	Capacity / particulars	Actual Completion
FCA	ArcelorMittal Tubarao (Brazil)	Hot strip mill expansion project	Hot strip mill capacity increase from 2.7mt to 4mt / year	4Q 09
FCA	Volcan (Mexico)	Mine development	Production increase of 1.6mt of iron ore in 2010	4Q 09
FCA	ArcelorMittal Tubarao (Brazil)	Vega do Sul expansion plan	Increase in HDG production of 350kt / year	2Q 10
FCA	ArcelorMittal Dofasco (Canada)	Primary steelmaking optimization	Increase of slab capacity by 630kt / year	2Q 10

Ongoing(a) Projects

Segment	Site	Project	Capacity / particulars	Forecasted Completion
FCE	ArcelorMittal Dunkerque (France)	Modernization of continuous caster No.21	Slab capacity increase by 0.8mt / year	2H 10
-	Princeton Coal (USA)	Underground mine expansion	Capacity increase by 0.7mt	2H 10
AACIS	Liberia mines	Greenfield Liberia	Iron ore production of 15mt / year	2011(b)
LCA	Monlevade (Brazil)	Wire rod production expansion	Increase in capacity of finished products by 1.15mt	2012
FCA	ArcelorMittal Mines Canada	Replacement of spirals for enrichment	Increase iron ore production by 0.8mt / year	2013
FCA	ArcelorMittal Dofasco (Canada)	Optimization of galvanizing and galvalume operations	Optimize cost and increase galvalume production by 0.1mt / year	2013

a)	Ongoing projects refer to projects for which construction has begun and exclude various projects that are under development such as in India.
b)	Iron ore mining production is expected to commence in 2011 with initial annual production of 1 million tonnes.

Projects through Joint Ventures

Country	Site	Project	Capacity / particulars	Forecasted completion
Saudi Arabia	Al-Jubail	Seamless tube mill	Capacity of 600kt of seamless tube	2012
China	Hunan Province	VAMA Auto Steel JV	Capacity of 1.2mt for the auto market	2012
China	Hunan Province	VAME Electrical Steel JV	Capacity of 0.3mt of electrical steel	2012
Iraq	Sulaimaniyah (Northern Iraq)	Rebar Mill	Rebar capacity of 0.25mt / year	2012

Analysis of segment operations for the three months ended June 30, 2010 as compared to the three months ended March 31, 2010

Flat Carbon Americas

(USDm) unless otherwise shown	2Q 10	1Q 10	2Q 09	6M 10	6M 09
Sales	$5,135	$4,431	$2,766	$9,566	$5,984
EBITDA	1,075	574	176	1,649	263
Operating Income / (Loss)	819	326	(356)	1,145	(1,020)

Crude Steel Production ('000t)	5,854	5,679	3,332	11,533	6,831
Steel Shipments ('000t)	5,346	5,271	3,481	10,617	7,125
Average Selling Price (US$/t)	810	722	665	766	709
EBITDA/tonne (US$/t)	201	109	51	155	37
Operating Income (loss) /tonne (US$/t)	153	62	(102)	108	(143)

Flat Carbon Americas crude steel production reached 5.9 million tonnes for the three months ended June 30, 2010, an increase of 3% as compared to 5.7 million tonnes for the three months ended March 31, 2010.

Sales in the Flat Carbon Americas segment were $5.1 billion for the three months ended June 30, 2010, an increase of 16% as compared to $4.4 billion for the three months ended March 31, 2010. Sales improved primarily due to higher average steel selling prices (+12%) and marginally higher steel shipments (+1%).

EBITDA almost doubled to $1.1 billion, with EBITDA/tonne increasing by $92/tonne to $201/tonne. EBITDA improvement in the quarter was driven primarily from our North American operations including improved results of the mining operations.

Flat Carbon Europe

(USDm) unless otherwise shown	2Q 10	1Q 10	2Q 09	6M 10	6M 09
Sales	$6,590	$5,875	$4,539	$12,465	$9,181
EBITDA	555	508	517	1,063	979
Operating Income / (Loss)	217	138	(418)	355	(602)

Crude Steel Production ('000t)	8,507	7,406	4,059	15,913	8,624
Steel Shipments ('000t)	7,540	6,856	4,974	14,396	9,788
Average Selling Price (US$/t)	776	757	797	767	817
EBITDA/tonne (US$/t)	74	74	104	74	100
Operating Income (loss) /tonne (US$/t)	29	20	(84)	25	(62)

Flat Carbon Europe crude steel production reached 8.5 million tonnes for the three months ended June 30, 2010, an increase of 15% as compared to 7.4 million tonnes for the three months ended March 31, 2010.

Sales in the Flat Carbon Europe segment were $6.6 billion for the three months ended June 30, 2010 an increase of 12% as compared to $5.9 billion for the three months ended March 31, 2010. Sales improved primarily as a result of higher steel shipments (+10%) and higher average steel selling prices (+3%).

EBITDA and operating results for the three months ended June 30, 2010 and March 31, 2010 included a non-cash gain relating to the unwinding of hedges on raw material purchases of $92 million and $89 million, respectively. EBITDA/tonne remained flat at $74/tonne.

Long Carbon Americas and Europe

(USDm) unless otherwise shown	2Q 10	1Q 10	2Q 09	6M 10	6M 09
Sales	$5,476	$4,768	$4,045	$10,244	$7,861
EBITDA	704	485	327	1,189	595
Operating Income / (Loss)	435	222	(51)	657	(242)

Crude Steel Production ('000t)	6,015	5,738	4,857	11,753	8,804
Steel Shipments ('000t)	5,984	5,694	5,261	11,678	9,684
Average Selling Price (US$/t)	808	728	703	769	738
EBITDA/tonne (US$/t)	118	85	62	102	61
Operating Income (loss) /tonne (US$/t)	73	39	(10)	56	(25)

Long Carbon Americas and Europe crude steel production reached 6.0 million tonnes for the three months ended June 30, 2010, an increase of 5% as compared to 5.7 million tonnes for the three months ended March 31, 2010.

Sales in the Long Carbon Americas and Europe segment were $5.5 billion for the three months ended June 30, 2010, an increase of 15% as compared to $4.8 billion for the three months ended March 31, 2010. Sales improved primarily due to higher average steel selling prices (+11%) and higher steel shipments (+5%).

Operating performance improved in the second quarter of 2010 as compared with the first quarter of 2010 primarily due to improvements in our North American and European operations. During the second quarter of 2010, EBITDA/tonne increased by $33/tonne (+39%) to $118/tonne as compared to $85/tonne in the first quarter of 2010.

Asia Africa and CIS (“AACIS”)

(USDm) unless otherwise shown	2Q 10	1Q 10	2Q 09	6M 10	6M 09
Sales	$2,560	$2,148	$1,715	$4,708	$3,366
EBITDA	483	275	273	758	457
Operating Income / (Loss)	338	133	20	471	2

Crude Steel Production ('000t)	3,885	3,684	3,227	7,569	6,130
Steel Shipments ('000t)	3,409	3,204	2,897	6,613	5,651
Average Selling Price (US$/t)	624	557	474	591	478
EBITDA/tonne (US$/t)	142	86	94	115	81
Operating Income (loss) /tonne (US$/t)	99	42	7	71	0

AACIS segment crude steel production was 3.9 million tonnes for the three months ended June 30, 2010, an increase of 5% as compared to 3.7 million tonnes for the three months ended March 31, 2010.

Sales in the AACIS segment were $2.6 billion for the three months ended June 30, 2010, an increase of 19% as compared to $2.1 billion for the three months ended March 31, 2010. Sales improved primarily due to higher average steel selling prices (+12%) and higher steel shipments (+6%).

Operating performance improved in second quarter of 2010 as compared with the first quarter of 2010, primarily due to improvement in our CIS operations. During the second quarter of 2010, EBITDA/tonne increased by $56/tonne (+65%) to $142/tonne as compared to $86/tonne in the first quarter of 2010.

Stainless Steel

(USDm) unless otherwise shown	2Q 10	1Q 10	2Q 09	6M 10	6M 09
Sales	$1,537	$1,293	$974	$2,830	$1,920
EBITDA	191	149	17	340	12
Operating Income / (Loss)	119	71	(64)	190	(233)

Crude Steel Production ('000t)	588	546	387	1,134	704
Steel Shipments ('000t)	482	436	363	918	678
Average Selling Price (US$/t)	3,014	2,744	2,531	2,886	2,665
EBITDA/tonne (US$/t)	396	342	47	370	18
Operating Income (loss) /tonne (US$/t)	247	163	(176)	207	(344)

Stainless Steel segment crude steel production reached 588 thousand tonnes for the three months ended June 30, 2010, an increase of 8% as compared to 546 thousand tonnes for the three months ended March 31, 2010.

Sales in the Stainless Steel segment were $1.5 billion for the three months ended June 30, 2010, an increase of 19% as compared to $1.3 billion for the three months ended March 31, 2010. Sales improved primarily due to higher steel shipments (+11%) and higher average steel selling prices (+10%).

Operating performance improved in the second quarter of 2010 as compared with the first quarter of 2010. During the second quarter of 2010, EBITDA/tonne increased by $54/tonne (+16%) to $396/tonne as compared to $342/tonne in the first quarter of 2010.

Distribution Solutions6

(USDm) unless otherwise shown	2Q 10	1Q 10	2Q 09	6M 10	6M 09
Sales	$3,999	$3,492	$3,435	$7,491	$6,789
EBITDA	187	57	(116)	244	(135)
Operating Income / (Loss)	142	4	(286)	146	(456)

Steel Shipments ('000t)	4,602	4,353	4,546	8,955	8,420
Average Selling Price (US$/t)	833	770	717	802	769

Sales in the Distribution Solutions segment were $4.0 billion for the three months ended June 30, 2010, an increase of 15% as compared to the three months ended March 31, 2010. Sales improved primarily due to higher steel shipment volumes (+6%) and higher average selling prices (+8%).

Liquidity and Capital Resources

For the three months ended June 30, 2010, net cash provided by operating activities was $0.4 billion, compared to net cash used in operations of $0.7 billion for the three months ended March 31, 2010. The cash flow from operating activities for the second quarter of 2010 included $2.3 billion of investment in operating working capital changes as compared to $1.7 billon in the first quarter of 2010. Despite the increase in activity levels, rotation days7 decreased from 67 days in the first quarter of 2010 to 65 days in the second quarter of 2010. However, the reduction in rotation days during the second quarter was primarily due to foreign exchange. Cash used in other operating activities for the three months ended June 30, 2010 amounted to $27 million, consisting primarily of tax refunds, inflows from the True Sale of Receivables programs and reversals of exchange losses and the non-cash gains of $555 million from the marking to market of the convertible bonds and $92 million relating to hedges on raw material purchases.

Net cash used in investing activities for the three months ended June 30, 2010 was $0.8 billion, compared to $0.7 billion for the three months ended March 31, 2010. Capital expenditures increased to $0.6 billion for the three months ended June 30, 2010 as compared to $0.5 billion for the three months ended March 31, 2010. In addition the Company spent $117 million on various investing activities primarily relating to the purchase of the minority stake in ArcelorMittal Ostrava. The Company continues to expect capital expenditures to total approximately $4.0 billion in 2010.

During the second quarter of 2010, the Company paid dividends amounting to $309 million as compared to $282 million in the first quarter 2010.

At June 30, 2010, the Company’s cash and cash equivalents (including restricted cash and short-term investments) amounted to $2.6 billion as compared to $3.8 billion at March 31, 2010. During the quarter net debt decreased by $0.4 billion to $20.3 billion as compared with $20.7 billion at March 31, 2010. Excluding the impact of foreign exchange net debt would have increased by $0.5 billion. During the quarter operating working capital (defined as inventory plus trade accounts receivables less trade accounts payables) increased by $1.2 billion to $14.1 billion as compared to $12.9 billion at March 31, 2010, due to higher activity levels and prices. Furthermore, the difference between the increase in operating working capital as appearing in the balance sheet and on cash flow statement is primarily due to foreign exchange.

The Company had liquidity of $12.88 billion at June 30, 2010, compared with liquidity of $14.5 billion at March 31, 2010, consisting of cash and cash equivalents (including restricted cash and short-term investments) of $2.6 billion and $10.2 billion of available credit lines.  During the second quarter of 2010, the Company refinanced and extended the maturity of its $4 billion syndicated credit facility and increased this to $4.6 billion by signing two new three-year bilateral revolving credit facilities.

Update on management gains, fixed cost reduction program and capacity utilization

At the end of the second quarter of 2010, the Company had achieved annualized sustainable savings of $3.0 billion as compared to $2.9 billion as of the end of March 31, 2010, meeting its 2010 full-year target to achieve management gains of $3.0 billion of sustainable SG&A and fixed cost reductions. The Company has also achieved $3.9 billion ($1.8 billion at a constant dollar9) of annualized temporary fixed cost savings in the second quarter of 2010 resulting from industrial optimization in response to lower demand.

Capacity utilization increased to approximately 78% in the second quarter of 2010, as compared to approximately 72% in the first quarter of 2010.

Stainless Steel segment spin-off assessment

The Board of ArcelorMittal has decided to assess the spin-off of its stainless steel business from the remainder of the group subject to appropriate legal and tax analysis and regulatory approvals. Such a spin-off would enable the stainless steel business to benefit from better visibility in the markets, and to pursue its growth strategy as an independent company in the emerging markets and in speciality products including electrical steel.

Recent Developments

•
On June 30, 2010 the European Commission announced its decision concerning the investigation into alleged anti-competitive practices of European manufacturers of pre-stressed wire and strands steel products, including certain subsidiary companies of the ArcelorMittal Group. The total amount of the fines imposed by the European Commission's decision on companies of the Group is €317 million. The European Commission investigation has been pending since 2002 and the alleged anticompetitive practices that it has examined date back to a period over 25 years ago. ArcelorMittal and its affected subsidiaries are currently reviewing the decision in detail and considering all available options. The deadline to file an appeal is mid-September 2010 and an appeal is under preparation. ArcelorMittal and its subsidiaries have cooperated fully with the Commission throughout the investigation.

•
On June 11, 2010, shareholders of ArcelorMittal Ostrava a.s. agreed at an Extraordinary General Meeting in Ostrava that ArcelorMittal would acquire the 3.57% of the company's shares that it does not already own.  The price per share of 4,000 CZK offered by ArcelorMittal is based on an independent expert valuation of ArcelorMittal Ostrava a.s. and was agreed to be fair by the Board of Directors of ArcelorMittal Ostrava a.s. The total consideration for the minority share is 1,769,648,000 CZK (approximately $84 million). In January 2010, ArcelorMittal increased its stake in ArcelorMittal Ostrava a.s. to 96.43%, thereby enabling it to exercise its right to acquire all outstanding shares in ArcelorMittal Ostrava a.s.

•
On May 11, 2010, the Annual General Meeting of shareholders of ArcelorMittal held in Luxembourg approved all 13 resolutions on the agenda. 907,523,168 shares, or 58.14% of the Company's share capital, were present or represented at the meeting. All the resolutions on the meeting's agenda were adopted by the shareholders by an overwhelming majority.  In particular, the shareholders acknowledged the expirations of the mandates of Mr. John O. Castegnaro, Mr. José Ramón Álvarez Rendueles Medina, and Mrs. Vanisha Mittal Bhatia as members of the Board of Directors. They re-elected Mrs. Vanisha Mittal Bhatia and elected Mr. Jeannot Krecké as members of the Board of Directors, both for a three-year term. Mr. Jeannot Krecké has been co-opted by the Board of Directors to join the Board on January 1, 2010 in replacement of Mr. Georges Schmit who resigned from the Board of Directors on December 31, 2009.

•
On May 11, 2010, the Company issued its corporate responsibility report for the 2009 financial year: Our progress towards Safe Sustainable Steel. The report demonstrates the Company’s continued progress against its goals of delivering safe, sustainable steel, despite the challenges posed by the most severe economic downturn in recent memory.

•
On July 22, 2010, ArcelorMittal announced that an interim arrangement has been reached with Sishen Iron Ore Company Limited (SIOC) in terms of a pricing agreement in respect of the supply of iron ore to ArcelorMittal’s production facilities in South Africa. ArcelorMittal and SIOC have agreed a fixed price of $50 per ton of iron ore for lump material, which is for delivery to the Saldanha plant, and $70 per ton for both lump and iron ore fine material delivered to ArcelorMittal’s inland plants.  In terms of the interim supply agreement, ArcelorMittal will continue to purchase the annual 6.25 million tonnes of iron ore under the standard payment terms, which is consistent with the disputed supply agreement.  ArcelorMittal will continue to pay the transport costs. There will be no escalation in the prices agreed for the duration of the interim period, which commenced from March 1, 2010 and will expire on July 31, 2011.  Any iron ore in addition to the maximum monthly amount will be purchased by ArcelorMittal at the then prevailing spot calculated export parity price.

As announced previously, ArcelorMittal imposed a surcharge on its domestic sales to compensate for some of the iron ore cost increase. In view of the interim agreement, ArcelorMittal will, with effect from August 1, 2010, charge a single all-in price, reflecting the higher cost of iron ore, rather than a separate surcharge, as had been charged previously. ArcelorMittal customers have been informed of this revision in its commercial policy.  The extra amount that is now due and payable to Kumba exceeds the funds that were raised as the surcharge over the last few months and, therefore, these accumulated surcharge funds and the shortfall will be paid over to Kumba.

For further information about some of these recent developments, please refer to our website www.arcelormittal.com

Third quarter of 2010 outlook

Third quarter 2010 EBITDA is expected to be approximately $2.1 - $2.5 billion. Shipments are expected to be lower and capacity utilization is expected to decline to approximately 70% due to seasonal slowdown. Average selling prices are expected to remain stable and operating costs are expected to increase as compared to the second quarter of 2010 due largely to higher raw material prices.

ARCELORMITTAL CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	June 30,	December 31,	June 30,
In millions of U.S. dollars	2010	200910	200911
ASSETS
Cash and cash equivalents and restricted cash	$2,578	$6,009	$7,263
Trade accounts receivable and other	7,366	5,750	6,228
Inventories	19,458	16,835	16,818
Prepaid expenses and other current assets	4,193	4,213	4,623
Total Current Assets	33,595	32,807	34,932

Goodwill and intangible assets	15,720	17,034	16,804
Property, plant and equipment	54,715	60,385	60,400
Investments in affiliates and joint ventures and other assets	16,713	17,471	15,092
Total Assets	$120,743	$127,697	$127,228

LIABILITIES AND SHAREHOLDERS’ EQUITY
Short-term debt and current portion of long-term debt	$5,599	$4,135	$7,962
Trade accounts payable and other	12,774	10,676	8,106
Accrued expenses and other current liabilities	8,158	8,719	9,545
Total Current Liabilities	26,531	23,530	25,613

Long-term debt, net of current portion	17,234	20,677	22,164
Deferred tax liabilities	4,846	5,144	5,671
Other long-term liabilities	11,258	12,948	12,374
Total Liabilities	59,869	62,299	65,822

Equity attributable to the equity holders of the parent	57,077	61,045	57,581
Non–controlling interests	3,797	4,353	3,825
Total Equity	60,874	65,398	61,406
Total Liabilities and Shareholders’ Equity	$120,743	$127,697	$127,228

ARCELORMITTAL CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended			Six months ended
	June 30,	March 31,	June 30,	June 30,	June 30,
In millions of U.S. dollars	2010	2010	2009	2010	2009
Sales	$21,651	$18,652	$15,176	$40,303	$30,298
Depreciation	(1,160)	(1,202)	(1,228)	(2,362)	(2,346)
Impairment	(119)	-	-	(119)	-
Exceptional items12	-	-	(1,177)	-	(2,425)
Operating income / (loss)	1,723	686	(1,184)	2,409	(2,667)
Operating margin %	8.0%	3.7%	(7.8%)	6.0%	(8.8%)

Income (loss) from equity method investments and other income	183	94	11	277	(142)
Net interest expense	(308)	(355)	(401)	(663)	(705)
Mark to market on convertible bonds	555	141	(357)	696	(357)
Foreign exchange and other net financing gains (losses)	(479)	(188)	(142)	(667)	(407)
Revaluation of derivative instruments	34	(8)	(20)	26	(36)
Income (loss) before taxes and non-controlling interest	1,708	370	(2,093)	2,078	(4,314)
Current tax	(271)	(202)	(121)	(473)	29
Deferred tax	346	551	1,360	897	2,298
Income tax benefit (expense)	75	349	1,239	424	2,327
Income (loss) including non-controlling interest	1,783	719	(854)	2,502	(1,987)
Non-controlling interests	(79)	(40)	62	(119)	132
Net income (loss) attributable to owners of the parent	$1,704	$679	$(792)	$2,383	$(1,855)

Basic earnings (loss) per common share	1.13	0.45	(0.57)	1.58	(1.34)
Diluted earnings (loss) per common share	0.75	0.35	(0.57)	1.10	(1.34)

Weighted average common shares outstanding (in millions)	1,510	1,510	1,395	1,510	1,381
Adjusted diluted weighted average common shares outstanding (in millions)	1,599	1,573	1,396	1,599	1,381

EBITDA	$3,002	$1,888	$1,221	$4,890	$2,104
EBITDA Margin %	13.9%	10.1%	8.0%	12.1%	6.9%

OTHER INFORMATION
Total iron ore production13 (million metric tonnes)	16.5	15.7	12.1	32.2	24.0
Crude steel production (million metric tonnes)	24.8	23.1	15.9	47.9	31.1
Total shipments of steel products14 (million metric tonnes)	22.8	21.5	17.0	44.3	32.9

Employees (in thousands)	281	282	296	281	296

ARCELORMITTAL CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

In millions of U.S. dollars	Three Months Ended			Six Months Ended
	June 30, 2010	March 31, 2010	June 30, 2009	June 30, 2010	June 30, 2009
Operating activities:
Net income (loss)	$1,704	$679	$(792)	$2,383	$(1,855)
Adjustments to reconcile net income (loss) to net cash provided by operations:
Non-controlling interest	79	40	(62)	119	(132)
Depreciation and impairment	1,279	1,202	1,228	2,481	2,346
Exceptional items12	-	-	1,177	-	2,425
Deferred income tax	(346)	(551)	(1,360)	(897)	(2,298)
Change in operating working capital15	(2,304)	(1,742)	2,364	(4,046)	3,864
Other operating activities (net)	(27)	(347)	(809)	(374)	(2,275)
Net cash (used in) provided by operating activities	385	(719)	1,746	(334)	2,075
Investing activities:
Purchase of property, plant and equipment	(643)	(539)	(568)	(1,182)	(1,418)
Other investing activities (net)	(117)	(126)	86	(243)	143
Net cash used in investing activities	(760)	(665)	(482)	(1,425)	(1,275)
Financing activities:
(Payments) proceeds relating to payable to banks and long-term debt	(355)	(41)	(846)	(396)	(3,381)
Dividends paid	(309)	(282)	(352)	(591)	(697)
Share buy-back	-	-	(234)	-	(234)
Acquisition of non-controlling interest16	(10)	(373)	-	(383)	-
Offering of common shares	-	-	3,153	-	3,153
Other financing activities (net)	(16)	(23)	(11)	(39)	(18)
Net cash (used in) provided by financing activities	(690)	(719)	1,710	(1,409)	(1,177)
Net (decrease) increase in cash and cash equivalents	(1,065)	(2,103)	2,974	(3,168)	(377)
Effect of exchange rate changes on cash	(195)	(148)	309	(343)	46
Change in cash and cash equivalents	$(1,260)	$(2,251)	$3,283	$(3,511)	$(331)

Appendix 1 - Key financial and operational information - Second Quarter of 2010

In million of U.S. dollars, except crude steel production, steel shipment and average steel selling price data.	Flat Carbon Americas	Flat Carbon Europe	Long Carbon Americas and Europe	AACIS	Stainless Steel	Distribution Solutions
FINANCIAL INFORMATION

Sales	$5,135	$6,590	$5,476	$2,560	$1,537	$3,999
Depreciation and impairment	(256)	(338)	(269)	(145)	(72)	(45)
Operating income (loss)	819	217	435	338	119	142
Operating margin (as a % of sales)	15.9%	3.3%	7.9%	13.2%	7.7%	3.6%

EBITDA3	1,075	555	704	483	191	187
EBITDA margin (as a % of sales)	20.9%	8.4%	12.9%	18.9%	12.4%	4.7%
Capital expenditure17	175	124	118	158	24	19

OPERATIONAL INFORMATION
Crude steel production (Thousand MT)	5,854	8,507	6,015	3,885	588	-
Steel shipments (Thousand MT)	5,346	7,540	5,984	3,409	482	4,602
Average steel selling price ($/MT)18	810	776	808	624	3,014	833

Appendix 2a: Steel Shipments by geographical location19

Amounts in thousands of tonnes	Q210	Q110	Q209
Flat Carbon America:	5,346	5,271	3,481
North America	3,857	3,869	2,247
South America	1,489	1,402	1,234

Flat Carbon Europe:	7,540	6,856	4,974

Long Carbon:	5,984	5,694	5,261
North America	1,052	1,008	1,067
South America	1,366	1,260	1,072
Europe	3,345	3,210	2,907
Other20	221	216	215

AACIS:	3,409	3,204	2,897
Africa	1,347	1,319	1,035
Asia, CIS & Other	2,062	1,885	1,862

Stainless Steel:	482	436	363

Appendix 2b: EBITDA3 by geographical location

Amounts in USD millions	Q210	Q110	Q209
Flat Carbon America:	1,075	574	176
North America	773	267	112
South America	302	307	64

Flat Carbon Europe:	555	508	517

Long Carbon:	704	485	327
North America	60	19	(38)
South America	419	377	305
Europe	178	61	42
Others	47	28	18

AACIS:	483	275	273
Africa	193	190	14
Asia, CIS & Other	290	85	259

Stainless Steel:	191	149	17

Distribution Solutions	187	57	(116)

Appendix 2c: Iron Ore production

(Production million tonnes) (a)
Mine	Type	Product	2Q 10	1Q 10	2Q 09
North America (b)	Open Pit	Concentrate and Pellets	7.6	5.7	4.8
South America (d)	Open pit	Lump and Sinter feed	1.1	1.0	0.7
Europe	Open pit	Lump and fines	0.4	0.3	0.3
Africa	Open Pit / Underground	Lump and fines	0.2	0.3	0.3
Asia, CIS & Other	Open Pit / Underground	Concentrate, lump and fines	3.5	3.3	3.1
Captive - iron ore			12.8	10.6	9.1

North America (c )	Open Pit	Pellets	2.5	3.2	1.3
South America (d)	Open Pit	Lump and Fines	0.0	0.0	0.3
Africa (e)	Open Pit	Lump and Fines	1.1	2.0	1.3
Long term contract - iron ore			3.6	5.2	2.9

Group			16.4	15.8	12.1

a)	Total of all finished production of fines, concentrate, pellets and lumps (includes share of production and strategic long-term contracts).
b)
Includes own share of production from Hibbing (USA-62.30%), and Pena (Mexico-50%). For 2009, it also includes Wabush (Canada-28.57%), for which on October 9, 2009, ArcelorMittal entered into an agreement to divest its non-controlling (minority) interest. The transaction was completed in February 2010.

c)	Includes long term supply contract with Cleveland Cliffs.
d)	Includes Andrade mine operated by Vale until November 15, 2009: prices on a cost plus basis. From November 16, 2009 the mine has been operated by ArcelorMittal and included as captive.
e)	Strategic agreement with Sishen/Thabazambi (Africa); prices on a cost plus basis. Includes strategic agreement with Kumba [see recent development section for update]

Appendix 2d: Coal production

(Production million tonnes)
Coal Mines	2Q 10	1Q 10	2Q 09
North America	0.6	0.6	0.5
Asia, CIS & Other	1.2	1.0	1.3
Captive - coal	1.7	1.6	1.8

Coal-long term contracts(a)(b)	0.1	0.1	0.1

Group	1.8	1.7	1.9
a)	Includes strategic agreement - prices on a cost plus basis.
b)	Includes long term lease - prices on a cost plus basis.

Appendix 3: Debt repayment schedule as of June 30, 2010

Debt repayment schedule ($ billion)	2010	2011	2012	2013	2014	>2014	Total
Term loan repayments							-
- Under €12bn syndicated credit facility	-	2.9	-	-	-	-	2.9
- Convertible bonds	-	-	-	-	1.8	-	1.8
- Bonds21	0.7	-	-	3.4	1.2	5.9	11.2
Subtotal	0.7	2.9	-	3.4	3.0	5.9	15.9
LT revolving credit lines
- €5bn syndicated credit facility	-	-	0.5	-	-	-	0.5
- $4bn syndicated credit facility	-	-	-	-	-	-	-
- $0.6bn bilateral credit facilities	-	-	-	-	-	-	-
Commercial paper22	1.8	-	-	-	-	-	1.8
Other loans	1.3	0.9	1.2	0.4	0.2	0.6	4.6
Total Gross Debt	3.8	3.8	1.7	3.8	3.2	6.5	22.8

Appendix 4: Credit lines available as of June 30, 2010

Credit lines available ($ billion)	Maturity	Equiv. $	Drawn	Available
€5bn syndicated credit facility23	30/11/2012	$6.1	$0.5	$5.6
$4bn syndicated credit facility	06/05/2013	$4.0	$0.0	$4.0
$0.6bn bilateral credit facilities	30/06/2013	$0.6	$0.0	$0.6
Total committed lines		$10.7	$0.5	$10.2

Appendix 5 - Other ratios

Ratios	Q2 10	Q1 10
Gearing24	33%	33%
Net debt to average EBITDA ratio based on yearly average EBITDA from Jan 1, 2004	1.4X	1.3X
Net debt to EBITDA ratio based on last twelve months EBITDA	2.4X	3.0X

____________________________________
1 The financial information in this press release and Appendix 1 has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). While the interim financial information included in this announcement has been prepared in accordance with IFRS applicable to interim periods, this announcement does not contain sufficient information to constitute an interim financial report as defined in International Accounting Standards 34, “Interim Financial Reporting”. Unless otherwise noted the numbers in the press release have not been audited. The financial information and certain other information presented in a number of tables in this press release have been rounded to the nearest whole number or the nearest decimal. Therefore, the sum of the numbers in a column may not conform exactly to the total figure given for that column. In addition, certain percentages presented in the tables in this press release reflect calculations based upon the underlying information prior to rounding and, accordingly, may not conform exactly to the percentages that would be derived if the relevant calculations were based upon the rounded numbers.
2 Lost time injury frequency rate equals lost time injuries per 1,000,000 worked hours, based on own personnel and contractors.
3 EBITDA is defined as operating income plus depreciation, impairment expenses and exceptional items
4 Net debt refers to long-term debt, plus short-term debt, less cash and cash equivalents, restricted cash and short-term investments.
5 Foreign exchange and other net financing costs include foreign currency swaps, bank fees, interest on pensions and impairments of financial instruments.
6 As from January 1, 2010 the Steel Solutions and Services segment has been renamed ArcelorMittal Distribution Solutions (AMDS).
7 Rotation days are defined as days of accounts receivable plus days of inventory minus days of accounts payable. Days of accounts payable and inventory are a function of cost of goods sold. Days of accounts receivable are a function of sales.
8 Includes back-up lines for the commercial paper program of approximately $2.4billion (€2billion).
9 At average 2008 exchange rate.
10 Amounts are derived from the Company’s audited consolidated financial statements for the year ended December 31, 2009.
11 In accordance with IFRS the Company has adjusted the 2008 financial information retrospectively for the finalization in 2009 of the allocation of purchase price for certain business combinations carried out in 2008. The adjustments have been reflected in the Company’s consolidated financial statements for the year ended December 31, 2009 and six months ended June 30, 2009.
12 During the three months ended June 30, 2009 the Company had recorded exceptional charges amounting to $1.2 billion primarily related to write-downs of inventory ($0.9 billion) and provisions for workforce reductions ($0.3 billion).
13 Total of all finished production of fines, concentrate, pellets and lumps (includes share of production and strategic long-term contracts).
14 ArcelorMittal Distribution Solutions shipments are eliminated in consolidation as they primarily represent shipments originating from other ArcelorMittal operating subsidiaries.
15 Changes in operating working capital are defined as trade accounts receivable plus inventories less trade accounts payable.
16 Refers to the acquisition of 13.88% non-controlling interest in Ostrava, which according to new IAS 27 is presented as financing activities in the first quarter of 2010.
17 Segmental capex includes the acquisition of intangible assets (such as concessions for mining and IT support).
18 Average steel selling prices are calculated as steel sales divided by steel shipments.
19 Shipments originating from a geographical location.
20 Includes Tubular products business
21 $422.5 million US bond due 2014 redeemed early on April 1, 2010 in line with the terms of the indenture.
22 Commercial paper is expected to continue to be rolled over in the normal course of business.
23 Euro denominated loans converted at the Euro: $ exchange rate of 1.2271 as at June 30, 2010.
24 Gearing is defined as (A) long-term debt, plus short-term debt, less cash and cash equivalents, restricted cash and short-term investments, divided by (B) total equity.